111 South Wacker Drive

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

December 7, 2020

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Company
Initial Registration Statement on Form S-1
Initially Submitted June 19, 2020
File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Company, a Texas insurance corporation (the “Company”), has submitted to the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 on November 18, 2020 (the “Registration Statement”). On behalf of the Company, we are writing to supplementally provide further explanation regarding two topics raised in our conversation with Mr. Oh on December 3, 2020. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

1.	Executive Compensation

As relates to our response to comment number 10 in our October 2, 2020 letter accompanying the Company’s Registration Statement Submission No. 2 on Form S-1, this item is intended to provide further detail regarding the basis for the disclosure regarding historical executive compensation contained in the Registration Statement. As discussed with Mr. Oh, the Company relies on Rule 409 under the Securities Act of 1933 (“Rule 409”) as the basis for this disclosure.

As noted in the Registration Statement, Brickell Insurance Holdings LLC (“Brickell”) acquired Merit Life Insurance Company (the “Company”) on December 31, 2019. This acquisition is what is commonly referred to in the insurance industry as a “shell” acquisition.

Securities and Exchange Commission

December 7, 2020

Essentially, applicable assets, and liabilities, were ceded to an affiliate of Springleaf prior to placing the entity for sale. The new owner, as is typical in transactions of this nature, infused capital, retained new management and developed a new business plan, all in accordance with the approval of the acquisition by its domestic insurance regulator, the Texas Department of Insurance. In this case, a small book of business was retained by the Company which will be managed in a “run-off” status by new management. That is, there will be no new policyholders or business related to such book. As is described in the Registration Statement, the first new product to be issued by the Company is the contingent deferred annuity the offering of which is the subject of the Registration Statement.

In connection with the acquisition, all management personnel of the Company resigned prior to the closing and, as stated, a new management team was put in place by Brickell, the new owner. Prior to the closing of the acquisition, the Company was owned by Springleaf Finance Corporation (“Springleaf”), a subsidiary of One Main Partners. Prior to the acquisition by Brickell, the Company did not employ any of the current Company management or employees.

Before the acquisition, all personnel who provided services to the Company, including the Company’s officers and directors, were employed by an affiliate of Springleaf. (We note that Brickell does not know specifically which affiliate or affiliates of Springleaf were the actual employer of the Company’s various pre-acquisition officers and directors, as we understand that the services of such individuals were provided pursuant to an agreement among numerous affiliates, with various affiliates providing or receiving different services.) As such, the books and records of the Company included information about the aggregate payments made to an affiliate of Springleaf with respect to the services of such personnel and not the individual amounts payable to particular employees. The limited exception to this relates to certain detail required to be included in filings with insurance regulators (referenced below as the Supplemental Compensation Exhibit).

As discussed with Mr. Oh, Section 6(a) of the Stock Purchase Agreement between Brickell and Springleaf (the “SPA”) provides that Brickell will be entitled to possession of all of the Company’s documents, books, records, agreements, and financial data of any sort relating to the Company. Based upon this section, the Company engaged with One Main Partners in an attempt to obtain the required executive compensation materials. The Company has been informed by the General Counsel of One Main Partners that neither One Main Partners nor Springleaf would provide this information as it was deemed to be confidential business information belonging to them and not the Company. Moreover, One Main Partners indicated that there are no documents or other records (aside from the information in the Supplemental Compensation Exhibit referenced below) that indicate the compensation provided to the various individuals (such as the CEO and CFO of the Company) during the relevant time periods, and instead it only maintains records of the aggregate amount paid by the Company with respect to the services rendered by the employees “leased” from affiliate(s) of Springleaf. Based on information regarding individual compensation not being within the universe of records belonging to the Company, and the representations made by One Main Partners, the Company has concluded that it does not have any available avenue based upon which to make a good faith pursuit of historical executive compensation information beyond what is contained in the Supplemental Compensation Exhibit referenced below.

Securities and Exchange Commission

December 7, 2020

Through requests made to Springleaf/One Main Partners, and separate requests made to the Texas Department of Insurance, the Company has been able to obtain copies of the Company’s Supplemental Compensation Exhibit to its insurance annual report filed with its domiciliary regulator in 2018 and 2019. These filings include certain information on compensation provided to the Company’s principal executive officer and principal financial officer for the years 2016, 2017, and 2018. It also provides information for other directors and officers, but we do not have records sufficient to confirm that these individuals were in fact the most highly compensated individuals. In addition, for the year 2019 no compensation was allocated by Springleaf and its affiliates to Company personnel. Given that the Company does not have complete information regarding historical executive compensation, and the fact that none of the individuals were employees of the Company, the Company concluded that presenting historical information related to the allocated share of compensation would lead to confusion among prospective purchasers of the Contracts.

As discussed, Rule 409 provides that “information required need only be included in a registration statement insofar as it is known or reasonably available to the registrant. If any required information is unknown and not reasonably available to the registrant, either because the obtaining thereof could involve unreasonable effort or expense, or because it rests peculiarly within the knowledge or another person not affiliated with the registrant, the information may be omitted...” (emphasis added). This omission is subject to the following conditions: (i) the registrant shall give such information on the subject as it possesses or can acquire without unreasonable effort or expense, together with the sources thereof, and (ii) the registrant shall include a statement either showing that unreasonable effort or expense would be involved or indicating the absence of any affiliation with the person within whose knowledge the information rests and stating the result of the request made to such person for the information.

The required information under Item 402 of Regulation S-K either does not exist in any record (beyond the Supplemental Compensation Exhibit referenced above) or is currently held by Springleaf and One Main Partners, neither of which are affiliated with the Company. The Company has reached out and engaged with the One Main Partner’s legal team, and has had multiple conversations describing the information that is required to be included under Item 402. When pushed to provide the required information under Item 402 of Regulation S-K, One Main Partners indicated that they do not believe that they are under any obligation to provide such information and as such will not provide it. As such, it is highly likely that in order to obtain this information, the Company would need to initiate litigation against One Main Partners and Springleaf in order to compel them to provide such information. Based on the facts described above, our initial analysis of the likelihood of success of such litigation is not promising. Even if the Company was able to obtain all Springleaf/One Main Partners’ information relating to historical executive compensation of the Company, there can be no guarantee that the information would be sufficient to meet the requirements of Item 402, even after incurring significant expense and delay due to the litigation process.

Securities and Exchange Commission

December 7, 2020

As previously discussed in our letter dated October 2, 2020, the Company does not believe that the required Item 402 information regarding historical executive compensation of the Company has value to potential purchasers of the Contracts. This is because there has been a total change of ownership, management and operation of the Company as of Brickell’s acquisition of the Company on December 31, 2019. Additionally, as described above, the Company believes it cannot obtain the required information without unreasonable expense and delay. This is particularly the case as the Company cannot confirm that Springleaf possesses information that would satisfy Item 402 in all respects. As such, the Company believes that it has satisfied the requirements under Rule 409 which would permit the omission of the historical executive compensation information which is it not able to provide. The Company submits that it believes the disclosure currently contained in the Registration Statement provides the information material to an investor’s decision to purchase a Contract.

2.	Underwriting of Financial Firms

On our call on December 3, 2020, you asked that we provide additional clarity with respect to the underwriting that the Company undertakes with respect to the Financial Firms and the Financial Firm’s model portfolios. As noted in the Company’s Registration Statement, the Company intends to enter into agreements with various Financial Firms, following which it will make available to the clients of such Financial Firms the ability to purchase a Contract with respect to such client’s account with the Financial Firm. Prior to entering into an agreement with a Financial Firm, the Company will conduct diligence on the Financial Firm to decide whether or not it is willing to offer the Contracts with respect to certain accounts offered by such Financial Firm. As noted in the form of Operating Agreement included with the Registration Statement as Exhibit 10(xi), and as otherwise described throughout the Registration Statement, the Company will agree with each Financial Firm as to the “investment risk profiles” to which the Financial Firm must conform in order for coverage under the Contracts to be available. An important element of the Company’s Contracts is that the Company does not dictate the permissible investments that a Contract holder may make. The Company performs its due diligence on a Financial Firm, as stated above, prior to making its Contract available to the Financial Firm’s customers and agrees to investment risk profiles that will govern the Accounts to which a Contract may relate. The actual portfolios or model portfolios which may be covered by a Contract will differ from Financial Firm to Financial Firm. Through the life of a Contract, an owner and her or his advisor may determine that it is in the best interest of the owner to switch to a different portfolio offered by such owner’s Financial Firm and available for use with such owner’s Contract. For example, an advisor may recommend to a client who has owned a Contract for 20 years and now is age 85 to move to a portfolio that is somewhat more conservative than the one in which the client has maintained assets during the Contract’s first 20 years. Such changes are permitted. In addition, the Company and the Financial Firm may change the portfolios to be made available for new annuity sales. This provides flexibility both to the Financial Firms and the potential purchasers of Contracts.

Each Financial Firm must continue to operate within the investment risk profiles agreed with such Financial Firm. In the most recent amendment to the Registration Statement the Company provided detail on its underwriting procedures regarding investment risk profiles of the Financial Firms.

Securities and Exchange Commission

December 7, 2020

As discussed, the Contract differs from other contingent deferred annuities that are currently offered in the market in that the Contract is tied to portfolios or model portfolios established by various Financial Firms (so long as they are within the agreed investment risk profiles), as opposed to requiring that an Account be invested in accordance with a fixed model portfolio or specific investments that would be set forth in the contingent deferred annuity contract. In the latter case, it is possible to set forth in the registration statement the specific investment parameters that are required for an Account to be eligible to be covered by a contract. In the case of the Contract, however, it is not possible to set forth a definitive list of parameters for each portfolio or model portfolio as the portfolios or model portfolios will be created and maintained by the various Financial Firms, and not by the Company. What the Company is able to set forth in the Registration Statement is the information regarding investment risk profiles which appears on pages 21 and 22 of the Registration Statement.

Clients of the Financial Firm do receive disclosure about the portfolios in relation to which an annuity may be issued. The disclosure regarding the investment guidelines and risk parameters of any of the Financial Firm’s portfolios is provided by the Financial Firm as required in their role as registered investment advisers in conjunction with the recommendation that such portfolio is in the best interest of the client of the Financial Firm. That is the case whether or not a Contract is sought in relation to the client’s account.

* * * *

Should you have any questions pertaining to this submission, please call the undersigned at (312) 443-1823.

Sincerely Yours,

LOCKE LORD LLP

Michael K. Renetzky, Esq.